

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 12, 2013

VIA E-MAIL

Robert Negron
Senior Director and Counsel
MONY Life Insurance Company of America
1290 Avenue of the Americas
New York, NY 10104

Re: MONY Life Insurance Company of America
        MONY America Variable Account K
        Initial Registration Statements on Form N-6
        File Nos. 333-191149 and 333-191150 and 811-22886

Dear Mr. Negron:

        The staff has reviewed the above-referenced initial registration statements, which the
Commission received on September 13, 2013. The filings received a selective review. Based on
this review, we have the following comments on the filings. Unless otherwise indicated, the
comments apply to both registration statements.

1. General

    Please confirm that the contract name on the front cover page of the prospectus will continue
    to be the same as the EDGAR class identifiers associated with the contract.

2. Supplement Dated December 31, 2013

    Please expand your disclosure to explain why "MONY America determined that it would be
    more administratively and operationally efficient to transfer its variable life policies not
    covered by [its reinsurance]…agreement with Protective Life… to a new separate account."

3. Item 24. Financial Statements and Exhibits

    Please provide Powers of Attorney that relate specifically to the filings. See Rule 483(b) of
    the Securities Act of 1933.

4. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

/s/ Alison White

Alison White
Senior Counsel
Insured Investments Office

cc: Michael Kosoff